Exhibit 99.1

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2023

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

AS OF JUNE 30, 2023

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	June 30, 2023	December 31, 2022
	U.S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	21,410	20,024
Short-term deposits	116,632	128,363
Trade accounts receivable	16,057	11,514
Prepaid expenses and other current assets	4,376	4,793
Inventories	19,017	23,816
TOTAL CURRENT ASSETS	177,492	188,510

LONG-TERM ASSETS:
Property and equipment, net	3,076	2,790
Operating lease right-of-use assets	3,274	3,824
Other assets	494	535
TOTAL LONG-TERM ASSETS	6,844	7,149
TOTAL ASSETS	184,336	195,659

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) (continued)

	June 30, 2023	December 31, 2022
	U.S. dollars in thousands
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Trade accounts payable	3,896	10,651
Accrued compensation	5,198	6,206
Current maturities of operating leases liabilities	1,857	1,811
Other current liabilities	5,775	6,121
TOTAL CURRENT LIABILITIES	16,726	24,789

LONG-TERM LIABILITIES:
Forfeiture Shares, no par value: 1,006,250 shares authorized, issued and outstanding as of June 30, 2023, and December 31, 2022	222	1,751
Non-current operating leases liabilities	989	1,624
Other long-term liabilities	122	54
TOTAL LONG-TERM LIABILITIES	1,333	3,429
TOTAL LIABILITIES	18,059	28,218

COMMITMENTS AND CONTINGENT LIABILITIES (note 5)

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of June 30, 2023, and December 31, 2022; 101,843,066, and 98,876,266 (excluding 1,006,250 ordinary shares subject to forfeiture) shares issued and outstanding as of June 30, 2023, and December 31, 2022, respectively	49	49
Additional paid-in capital	333,862	325,067
Accumulated deficit	(167,634)	(157,675)
TOTAL SHAREHOLDERS’ EQUITY	166,277	167,441
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	184,336	195,659

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands, except share and per share amounts

REVENUES	48,055	44,101	24,175	22,481
COST OF REVENUES	(17,328)	(12,877)	(9,241)	(6,697)
GROSS PROFIT	30,727	31,224	14,934	15,784

OPERATING EXPENSES:
Research and development expenses	(26,121)	(29,031)	(12,161)	(14,904)
Sales and marketing expenses	(9,315)	(8,682)	(4,255)	(4,473)
General and administrative expenses	(7,533)	(8,641)	(3,701)	(4,340)
TOTAL OPERATING EXPENSES	(42,969)	(46,354)	(20,117)	(23,717)
OPERATING LOSS	(12,242)	(15,130)	(5,183)	(7,933)
Change in fair value of Forfeiture Shares	1,529	4,142	22	1,538
Financial income (expenses), net	792	(3,675)	601	(3,560)
LOSS BEFORE INCOME TAXES	(9,921)	(14,663)	(4,560)	(9,955)
INCOME TAXES	(45)	(389)	(26)	(43)
LOSS AFTER INCOME TAXES	(9,966)	(15,052)	(4,586)	(9,998)
Equity in earnings of an investee	7	7	4	3
NET LOSS	(9,959)	(15,045)	(4,582)	(9,995)
Basic and diluted net loss per ordinary share	(0.10)	(0.15)	(0.05)	(0.10)
Weighted average number of shares used in computing net loss per ordinary share	101,381,153	97,296,206	101,685,915	97,442,359

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Six months ended June 30, 2023
	Ordinary shares		Additional paid-in	Accumulated
	Shares	Amount	capital	deficit	Total

Balance as of January 1, 2023	(*) 98,876,266	49	325,067	(157,675)	167,441
Exercise of options and vesting of RSUs	2,966,800	-	986	-	986
Stock-based compensation	-	-	7,809	-	7,809
Net loss for the period	-	-	-	(9,959)	(9,959)
Balance as of June 30, 2023	(*) 101,843,066	49	333,862	(167,634)	166,277

	Six months ended June 30, 2022
	Ordinary shares		Additional paid-in	Accumulated
	Shares	Amount	capital	deficit	Total

Balance as of January 1, 2022	(*) 97,122,405	49	312,156	(130,008)	182,197
Exercise of options	542,264	-	150	-	150
Stock-based compensation	-	-	5,908	-	5,908
Net loss for the period	-	-	-	(15,045)	(15,045)
Balance as of June 30, 2022	(*) 97,664,669	49	318,214	(145,053)	173,210

	Three months ended June 30, 2023
	Ordinary shares		Additional paid-in	Accumulated
	Shares	Amount	capital	deficit	Total

Balance as of April 1, 2023	(*) 101,465,926	49	329,817	(163,052)	166,814
Exercise of options and vesting of RSUs	377,140	-	58	-	58
Stock-based compensation	-	-	3,987	-	3,987
Net loss for the period	-	-	-	(4,582)	(4,582)
Balance as of June 30, 2023	(*) 101,843,066	49	333,862	(167,634)	166,277

	Three months ended June 30, 2022
	Ordinary shares		Additional paid-in	Accumulated
	Shares	Amount	capital	deficit	Total

Balance as of April 1, 2022	(*) 97,191,467	49	315,001	(135,058)	179,992
Exercise of options	473,202	-	96	-	96
Stock-based compensation	-	-	3,117	-	3,117
Net loss for the period	-	-	-	(9,995)	(9,995)
Balance as of June 30, 2022	(*) 97,664,669	49	318,214	(145,053)	173,210

(*)	Excluding 1,006,250 Forfeiture Shares

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(9,959)	(15,045)	(4,582)	(9,995)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	793	667	414	347
Stock-based compensation	7,809	5,908	3,987	3,117
Exchange rate differences	2,273	4,972	1,021	4,501
Interest on short-term deposits	(389)	(295)	177	(132)
Change in fair value of Forfeiture Shares	(1,529)	(4,142)	(22)	(1,538)
Reduction in the carrying amount of ROU assets	986	844	522	424
Equity in earnings of investee, net of dividend received	7	7	4	3
Changes in operating assets and liabilities:
Trade accounts receivable	(4,575)	(2,952)	(3,176)	166
Prepaid expenses and other current assets	403	3,763	1,042	3,245
Inventories	4,799	(7,996)	4,549	(4,852)
Other assets	34	183	(8)	83
Trade accounts payable	(6,948)	2,779	(1,475)	1,691
Accrued compensation	(1,008)	329	158	508
Other current liabilities	(216)	(366)	(1,797)	(1,010)
Change in operating lease liabilities	(859)	(1,312)	(457)	(811)
Other long-term liabilities	68	2	1	2
Net cash provided by (used in) operating activities	(8,311)	(12,654)	358	(4,251)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(109,153)	(31,340)	(68,428)	(13,088)
Maturities of short-term deposits	118,954	37,400	74,810	21,900
Purchase of property and equipment	(919)	(424)	(777)	(244)
Net cash provided by investing activities	8,882	5,636	5,605	8,568

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options	986	150	58	96
Net cash provided by financing activities	986	150	58	96

Effect of exchange rate changes on cash and cash equivalents	(171)	(3,346)	(100)	(2,830)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,386	(10,214)	5,921	1,583
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20,024	56,791	15,489	44,994
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21,410	46,577	21,410	46,577

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	252	121	213	65

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	160	73	35	-
Operating lease liabilities arising from obtaining operating right-of-use assets	436	350	152	104

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - GENERAL:

Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.

As of September 30, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”.

Please also refer to Note 1(c) in the consolidated financial statement for the year ended December 31, 2022.

Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video and Automotive industries, renowned for its Physical Layer (PHY) technology, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the audio-video space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity technology for high bandwidth transmission of native interfaces over a single low-cost wires and connectors. Valens’ advanced PHY technology for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced Driver Assistance Systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the six and three months ended June 30, 2023, shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2023. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.

The carrying value of cash and cash equivalents, accounts receivables, deposits and accounts payable (included in the condensed consolidated balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2022, other than as stated below.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not include finance charges. The Company performs ongoing credit evaluation of its customers and generally requires no collateral.

The Company’s accounts receivables accounting policy from January 1, 2023, following the adoption of the new CECL standard:

The Company estimates CECL on trade receivables at inception for estimated losses resulting from the inability of the Company’s customers to make required payments, based on estimated current expected credit losses. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering historical information, current market conditions and reasonable and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

There were no write-offs of accounts receivable for the six and three months ended June 30, 2023, and 2022, respectively. There are no expected credit losses recorded as of June 30, 2023, and December 31, 2022.

The Company’s accounts receivables accounting policy until December 31, 2022, prior to the adoption of the new CECL standard:

The Company assesses the need for allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments by considering factors such as historical collection experience, credit quality, aging of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay.

c.	New Accounting Pronouncements

Recently Adopted accounting Standards:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. The guidance is effective for the Company for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The Company adopted ASC 326 on January 1, 2023, and there was no material impact on the Company’s consolidated balance sheet and the consolidated statements of operations upon adoption.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 3 – INVENTORIES:

	June 30, 2023	December 31, 2022
	U.S. dollars in thousands
Work in process	8,434	9,870
Finished goods	10,583	13,946
	19,017	23,816

Inventories write-downs amounted to $397 thousand and $0 thousand during the six months ended June 30, 2023, and 2022, respectively. Inventories write-downs amounted to $273 thousand and $0 thousand during the three months ended June 30, 2023, and 2022, respectively. Inventories write-downs are recorded in cost of revenues.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Noncancelable Purchase Obligations

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of June 30, 2023, and December 31, 2022, the total value of open purchase orders for such manufacturing contractors was approximately $10,038 thousand and $19,418 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company products as well as certain agreement for the license of development tools used by the development team. As of June 30, 2023, and December 31, 2022, the value of non-paid amounts related to such agreements totaled to $1,502 thousand and $2,783 thousand, respectively.

b.	Legal proceedings

As of June 30, 2023, and to date, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

NOTE 5 - OTHER CURRENT LIABILITIES:

	June 30, 2023	December 31, 2022
	U.S. dollars in thousands

Accrued vacation	3,387	3,203
Taxes payable	37	514
Contract liabilities	32	175
Accrued expenses- related party	142	142
Other Accrued expenses	2,177	2,087
	5,775	6,121

The amounts of revenues that were included in the contract liabilities’ balance as of December 31, 2022 and December 31, 2021 and were recognized in the period of six months ended June 30, 2023, and June 30, 2022, were $175 and $0 respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 6 - FORFEITURE SHARES:

a.	On September 29, 2021 (the “Closing Date”, please refer to note 1c of the financial statements as of December 31, 2022), 1,006,250 Ordinary Shares that PTK sponsor received in respect of its PTK common stock, are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time (of up to four years), after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement Closing, please refer to note 1c of the financial statements as of December 31, 2022), does not occur at a certain minimum price.

The Company performed a Monte-Carlo simulation to calculate the fair value of such shares.

The fair value of the Forfeiture Shares was computed using the following key assumptions:

	June 30, 2023	December 31, 2022
Stock price	2.53	5.37
Expected term (years)	1.25-2.25	1.75-2.75
Expected volatility	65.32%-68.22%	51.37%-53.53%
Risk-free interest rate	4.78%-5.27%	4.27%-4.49%

b.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	Six months ended June 30, 2023	Year ended December 31, 2022
	U.S. dollars in thousands
Balance at beginning of period	1,751	4,658
Changes in fair value	(1,529)	(2,907)
Balance at end of the period	222	1,751

NOTE 7 - STOCK-BASED COMPENSATION:

Stock Options

As of June 30, 2023, and December 31, 2022, the number of ordinary shares included in the Company’s option plans totaled to 30,666,212 and 28,383,788, respectively.

1,086,311 out of the outstanding options that have not yet vested as of June 30, 2023, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of June 30, 2023, the unrecognized compensation costs related to those unvested stock options are $3,048 thousand, which are expected to be recognized over a weighted-average period of 1.4 years.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 7 - STOCK-BASED COMPENSATION (continued):

The following is a summary of the status of the Company’s share option plan as of June 30, 2023:

	Six months ended
	June 30, 2023
	Number of Options	Weighted-Average Exercise price
Options outstanding as of December 31, 2022	13,948,149	$0.85
Granted during the period	212,329	$4.97
Exercised during the period	(1,865,217)	$0.53
Expired during the period	(19,876)	$0.75
Forfeited during the period	(28,837)	$2.85
Options outstanding as of June 30, 2023	12,246,548	$0.96
Options exercisable as of June 30, 2023	10,492,188	$0.86

The following table summarizes information about stock options outstanding as of June 30, 2023:

Outstanding as of June 30, 2023					Exercisable as of June 30, 2023
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	11,761,752	5.25	$0.67	20,598	10,292,067	4.97	$0.77	18,144
$1.87	4,803	7.53	$1.87	3	3,353	7.53	$1.87	2
$2.10	33,126	1.20	$2.10	14	33,126	1.20	$2.10	14
$2.40	1,474	7.00	$2.40	-	-	-	-	-
$4.99	200,183	6.55	$4.99	-	24,906	6.55	$4.99	-
$5.36	140,000	6.00	$5.36	-	35,000	6.00	$5.36	-
$7.58	99,610	5.55	$7.58	-	99,610	5.55	$7.58	-
$9.07	5,600	5.46	$9.07	-	4,126	5.46	$9.07	-

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the Six months ended on June 30, 2023	For the six months ended on June 30, 2022
Expected term	3-5	4-6
Expected volatility	48.35%-63.84%	46.73%-47.71%
Expected dividend rate	0%	0%
Risk-free rate	3.62%-4.21%	1.37%-3.00%

During the six months period ended on June 30, 2023, 212,329 options were granted to related parties (please refer to Note 11 for further information).

As of June 30, 2023, the unrecognized compensation costs related to unvested stock options was $5,985 thousand, which are expected to be recognized over a weighted-average period of 1.55 years.

The weighted-average fair value of the options that were granted during the period ended June 30, 2023 was $2.25 at the grant date.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 7 - STOCK-BASED COMPENSATION (continued):

The total intrinsic value of options exercised during the period of six months ended June 30, 2023 was $7,965 thousand.

The following table presents the classification of the stock options expenses for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands

Cost of revenue	96	114	46	60
Research and development	631	907	309	456
Sales and marketing	570	655	278	329
General and administrative	1,350	1,404	671	715
Total stock-based compensation	2,647	3,080	1,304	1,560

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of June 30, 2023, as well as changes during the period of six months ended June 30, 2023:

	Number of RSUs	Weighted-Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	3,779,716	$6.08
Granted during the period	3,772,631	$5.17
Vested during the period	(1,101,583)	$6.26
Forfeited during the period	(130,311)	$5.56
Outstanding at the end of the period	6,320,453	$5.52
RSUs exercisable as of June 30, 2023	5,947,712	$5.52

As of June 30, 2023, the unrecognized compensation cost related to unvested RSUs totaled to approximately $29,410 thousand and is expected to be expensed over a weighted-average recognition period of approximately 3.1 years.

During the six months ended on June 30, 2023, 490,529 RSU’s were granted to several related parties (please refer to Note 11 regarding Related Parties).

The following table presents the classification of RSU’s expenses for the periods indicated:

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands

Cost of revenue	288	155	151	84
Research and development	2,779	1,467	1,462	809
Sales and marketing	1,197	614	613	344
General and administrative	898	592	457	320
Total stock-based compensation-RSUs	5,162	2,828	2,683	1,557

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 8 - NET INCOME (LOSS) PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the periods indicated:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Basic net loss per ordinary share
Numerator:
Net loss	(9,959)	(15,045)	(4,582)	(9,995)

Denominator:
Weighted average common shares – basic and diluted	101,381,153	97, 296,206	101,685,915	97,442,359
Basic and dilutive net loss per common share	(0.10)	(0.15)	(0.05)	(0.10)

The following weighted-average shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been anti-dilutive:

	Six months ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Options	13,097,348	15,378,561	12,315,780	15,300,870
Restricted Stock Units	5,050,085	2,748,135	6,486,973	3,649,756
Private Warrants	3,330,000	3,330,000	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000
Forfeiture Shares	1,006,250	1,006,250	1,006,250	1,006,250

NOTE 9 - FINANCIAL INCOME (EXPENSES), NET:

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands

Foreign currency exchange differences	(2,273)	(3,865)	(1,021)	(3,554)
Interest income on short-term deposits	3,090	404	1,630	199
Other	(25)	(214)	(8)	(205)
Total financial income (expenses), net	792	(3,675)	601	(3,560)

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 10 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets information is not provided to the CODM and is not being reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

	Six months ended on June 30, 2023
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	31,828	16,227	48,055
Gross profit	24,734	5,993	30,727
Research and development expenses	11,094	15,027	26,121
Sales and marketing expenses	4,009	5,306	9,315
General and administrative expenses	3,756	3,777	7,533
Segment operating profit (loss)	5,875	(18,117)	(12,242)
Change in fair value of Forfeiture Shares			1,529
Financial expenses, net			792
Loss before taxes on income			(9,921)

Depreciation expenses	352	441	793
Stock-based compensation	3,287	4,522	7,809

	Six months ended on June 30, 2022
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	35,067	9,034	44,101
Gross profit	27,881	3,343	31,224
Research and development expenses	11,392	17,639	29,031
Sales and marketing expenses	3,695	4,987	8,682
General and administrative expenses	4,244	4,397	8,641
Segment operating profit (loss)	8,550	(23,680)	(15,130)
Change in fair value of Forfeiture Shares			4,142
Financial expenses, net			(3,675)
Loss before taxes on income			(14,663)

Depreciation expenses	303	364	667
Stock-based compensation	2,517	3,391	5,908

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 10 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Three months ended on June 30, 2023
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	15,469	8,706	24,175
Gross profit	11,644	3,290	14,934
Research and development expenses	4822	7,339	12,161
Sales and marketing expenses	1,892	2,363	4,255
General and administrative expenses	1,857	1,844	3,701
Segment operating profit (loss)	3,072	(8,255)	(5,183)
Change in fair value of Forfeiture Shares			22
Financial expenses, net			601
Loss before taxes on income			(4,560)

Depreciation expenses	173	241	414
Stock-based compensation	1,678	2,309	3,987

	Three months ended on June 30, 2022
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	18,335	4,146	22,481
Gross profit	14,414	1,370	15,784
Research and development expenses	5,122	9,782	14,904
Sales and marketing expenses	1,917	2,556	4,473
General and administrative expenses	2,081	2,259	4,340
Segment operating profit (loss)	5,294	(13,227)	(7,933)
Change in fair value of Forfeiture Shares			1,538
Financial expenses, net			(3,560)
Loss before taxes on income			(9,955)

Depreciation expenses	161	186	347
Stock-based compensation	1,326	1,791	3,117

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 10 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
	U.S. dollars in thousands

Israel	1,266	1,279	543	749
China	4,755	5,339	2,332	2,533
United States	3,441	7,238	1,981	3,681
Hong Kong	4,134	7,286	2,383	3,965
Hungary	13,013	6,399	6,955	2,486
Japan	4,605	5,274	2,248	3,239
Germany	5,637	2,807	2,989	965
Taiwan	4,992	4,030	1,748	2,679
Other	6,212	4,449	2,996	2,184
	48,055	44,101	24,175	22,481

c.	Supplemental data - Major Customers:

The following tables summarize the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	June 30, 2023	December 31, 2022
Accounts Receivable	% of accounts receivable
Customer A	30%	10%
Customer B	13%	26%
Customer C	0%	16%

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Revenues	% of revenues		% of revenues
Customer A	19%	10%	21%	10%
Customer B	11%	12%	11%	15%
Customer D	9%	11%	9%	14%
Customer E	8%	6%	6%	7%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

NOTE 10 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

d.	Long-lived assets by Geography:

	June 30, 2023	December 31, 2022
	U.S. dollars in thousands
Domestic (Israel)	5,459	5,827
Taiwan	417	184
China	206	225
USA	154	217
Singapore	98	124
Other	16	37
	6,350	6,614

NOTE 11 - RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2023, the Company granted 212,329 stock options, at a weighted average exercise price of $4.97 to several executive officers, and Board of Directors (“Board”) members of the Company. In addition, during the six months ended June 30, 2023 the Company granted 490,529 RSUs to several executive officers and Board members of the Company.

The fair value of the stock options that were granted during the six months ended June 30, 2023 is $438 thousand, which is expected to be recognized over a 1-4 years vesting period, and the fair value of the granted RSUs is $2,354 thousand, which is expected to be recognized over a 1-4-years vesting period.